January 4, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Michael Pressman
Division of Corporation Finance

Re:	Neoforma, Inc.

Preliminary Proxy Materials filed on November 10, 2005

File No. 0-28715

Schedule 13E-3 filed on November 10, 2005

by Global Healthcare Exchange, LLC et al

File No. 5-58839

Dear Mr. Pressman:

On behalf of Neoforma, Inc. (“Neoforma”), Global Healthcare Exchange, LLC (“GHX”), VHA Inc. (“VHA”) and University HealthSystem Consortium (“UHC,” and collectively with Neoforma, GHX and VHA, the “Filing Persons”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 8, 2005 with respect to Neoforma’s Preliminary Proxy Statement (the “Proxy Statement”) and the Filing Persons’ Schedule 13E-3 (the “Schedule 13E-3”), each filed on November 10, 2005. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. In addition, we have updated certain other disclosure throughout the Proxy Statement.

General

1. Please advise us why you believe that Novation should not be added as a filing person on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Alternatively, revise to include Novation as a filing person on the Schedule 13E-3. Please note that at new filing person must comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions. For example, include a statement as to whether Novation believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which Novation relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Michael Pressman

Securities and Exchange Commission

January 4, 2006

We respectfully submit that Novation, LLC (“Novation”) should not be added as a filing person on the Schedule 13E-3 because Novation neither has, nor will it have as a result of the exchanges or the merger, the right to exercise any control over either Neoforma or GHX. Novation does not own and has never owned any shares of Neoforma common stock or any limited liability company interest in GHX. In addition, Novation will not acquire any shares of Neoforma common stock or any limited liability company interest in GHX as a result of the exchanges or the merger and Novation is not a party to any exchange agreement or the merger agreement. For the foregoing reasons, we believe it is inappropriate to characterize Novation as a filing person on the Schedule 13E-3.

2. Revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

We have added language to the upper right corner of the letter from Neoforma’s Chief Executive Officer and the proxy card to indicate that the proxy statement and form of proxy are preliminary copies.

3. We are unable to locate the financial information required by Item 14(c)(1) of Regulation 14A. Refer to Instruction 3 to Item 14 A. Please advise.

We respectfully submit that the financial information specified in section Item 14(c)(1) of Schedule 14A is not required because we believe Instruction 2 to Item 14 of Schedule 14A is applicable to the transaction, rather than Instruction 3, since the consideration to be received by all Neoforma stockholders in the merger will consist wholly of cash, rather than cash and exempt securities; Instruction 3 would only apply if the transaction were one in which exempt securities were offered in addition to cash. The membership interests to be issued by GHX are being issued in a negotiated transaction with Neoforma’s two primary stockholders, VHA and UHC, pursuant to exchange agreements prior to the merger. The membership interests are not being offered to Neoforma’s stockholders and the stockholders are not being asked to vote with respect to the exchange of Neoforma shares for GHX membership interests pursuant to the exchange agreements. Furthermore, we believe that it would be incorrect to view the share exchanges and the merger as a unitary transaction in which VHA and UHC are receiving both cash and GHX membership interests in the merger, rather than a two-step transaction in which VHA and UHC are first exchanging a portion of their Neoforma shares for GHX membership interests, immediately followed by all Neoforma stockholders receiving cash for their shares in the merger; to view this as a unitary transaction would be contrary to the rationale of classifying this as a Rule 13e-3 transaction since GHX would only be considered an affiliate of Neoforma to the extent it is deemed to have acquired Neoforma shares from VHA and UHC prior to the consummation of the merger. We note to the Staff that we discussed this topic with Celeste Murphy of the Staff in determining that the transaction was subject to the “going private” rules of the Securities Exchange Act of 1934, as amended.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

Pursuant to Instruction 2, in transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of Item 14 for the acquiring company is not required unless it is material to an informed voting decision. We respectfully submit that GHX’s historical financial statements are not material to an informed voting decision because it is a condition to the merger that GHX shall have secured financing adequate to pay the merger consideration and, accordingly, the merger cannot be consummated if financing is “not assured.” In addition, GHX has received a strong commitment letter for that financing and has informed Neoforma that it does not believe that there is a material risk that it will not obtain that financing in the absence of other material changes.

We have revised the disclosure in the letter from Neoforma’s Chief Executive Officer and in the Summary Term Sheet in the “Merger Consideration” subsection on page 2 to make clearer the fact that the only consideration to be received in the merger is cash.

Summary Term Sheet, page 1

4. Revise the summary term sheet to comply more fully with the requirements of Item 1001. For further guidance, we direct you to section II.F.2.a of Securities Act Release No. 33-7760 (October 22, 1999) which addresses information that should be included in connection with a going private transaction.

We have revised the summary term sheet by adding disclosure on page 3 to comply more fully with the requirements of Item 1001 of Regulation M-A and the guidance provided by Section II.F.2.a of Securities Act Release No. 33-7760.

Merger Consideration (page 66), page 2

5. Please include a discussion of the reduction in fees to be paid by Novation, as the reduction appears to have been negotiated in tandem with the merger consideration.

We have revised both the summary term sheet on page 2 and “Proposal One—Related Agreements—New Outsourcing Agreement” on page 90 to discuss the reduction in fees to be paid by Novation under the new outsourcing agreement, as well as the termination of the current outsourcing agreement. Please note that the new outsourcing agreement and such reduction in services fees were negotiated, and constitute a distinct arrangement, separate from the merger agreement and the merger consideration to be received by the unaffiliated stockholders of Neoforma and by VHA and UHC.

Interests of Our Executive Officers and Directors in the Merger, page 3

6. Please expand your disclosure to quantify the benefits to be received by officers and directors as a result of this transaction.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

We have revised the disclosure in the “Interests of Our Executive Officers and Directors in the Merger” section of the summary term sheet on page 4 to quantify the benefits to be received by Neoforma’s executive officers and directors as a result of the merger.

Caution Regarding Forward-Looking Statements, page 12

7. We note the statement that you “do not undertake to release the results of any revisions to these forward-looking statements to reflect future events or circumstances.” Please explain how this statement is consistent with your obligations pursuant to Rule 14a-9.

We have revised the disclosure on page 13 to indicate that Neoforma does not undertake to release the results of any revisions to these forward-looking statements to reflect future events or circumstances other than as required by applicable law.

Special Factors, page 13

Background of the Merger, page 13

8. Please expand your disclosure in the third paragraph of this section to explain why the merger discussions with GHX ceased in late June 2004.

We have expanded the disclosure at the end of the third paragraph of this section on page 14 to explain why the merger discussions between Neoforma and GHX ceased in late June 2004.

9. Expand the fourth paragraph of this section to provide more context.

We have expanded the disclosure in the fourth paragraph of this section on page 14 to provide additional context regarding the amendment of the outsourcing agreement in August 2003.

10. We note your reference in the first paragraph on page 14 and elsewhere to the strategic alternatives considered by the board. In each place where you refer to “strategic alternatives” please discuss the alternatives and explain why each of these strategic alternatives was rejected in favor of engaging in the current transaction. Please refer to Item 1013(b) of Regulation M-A.

We have revised the disclosure throughout the “Special Factors—Background of the Merger” section, including on pages 14, 15, 18, 21 and 24 to address the Staff’s comment.

11. See our last comment above. Provide the same expanded discussion of alternatives considered for each of the filing persons on the Schedule 13E-3.

We have expanded the disclosure in the “Special Factors—Background of the Merger” section on page 22 with respect to VHA and UHC and in the “Special Factors—Purposes, Reasons and Plans for Neoforma after the Merger” section on page 46 with respect to GHX as requested by the Staff.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

12. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Merrill, Lazard, each of the independent consultants and any similar presentations, discussion or reports made by an outside party, such as William Blair, to GHX. To the extent any written materials were used in connection with these presentations, those materials should also be attached as an exhibit to your Schedule 13E-3. Please refer to Item 1016(c) of Regulation M-A.

We supplementally advise the Staff that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) made preliminary presentations related to the transaction to the special committee of Neoforma’s board of directors on each of August 5, 2005 and August 29, 2005. These presentations contained substantially the same analysis regarding the proposed merger with GHX as is contained in the final presentation made to Neoforma’s board of directors and the special committee of Neoforma’s board of directors on October 10, 2005, the material terms of which are summarized in the section entitled “Special Factors—Opinion of Our Financial Advisor.” As such, we respectfully submit that providing detailed summaries regarding these preliminary presentations would be unnecessarily duplicative without providing additional material information to assist stockholders in making an informed decision regarding the proposed merger. We have, however, filed copies of such preliminary presentations as exhibits to the Schedule 13E-3.

We have been informed by each of GHX, VHA and UHC that, other than the materials previously filed as exhibits to the Schedule 13E-3, they did not receive any reports, opinions or appraisals materially related to the merger within the meaning of Item 1015 of Regulation M-A from Lazard Frères & Co. LLC (“Lazard”) or William Blair & Company, LLC (“William Blair”), as applicable, and that the Proxy Statement contains a summary of the materials presented to these Filing Persons.

We respectfully submit to the Staff that the presentations made by the independent consultant retained by Neoforma and the independent consultant retained by Novation are not required to be filed as exhibits to the Schedule 13E-3, as they do not materially relate to the proposed merger with GHX, as required by Item 1015(a) of Regulation M-A. Rather, these presentations related to a potential renegotiation of, and/or a benchmarking process under, the outsourcing agreement that may have occurred in the event that a transaction such as the proposed merger with GHX did not occur. The parties each retained their respective independent consultants in order to assess the technology, information, services and pricing provided by Neoforma to Novation under the outsourcing agreement; the consultants were retained to gather information and present their conclusions with respect to the commercial relationship amongst the parties to the outsourcing agreement, not regarding the proposed merger with GHX. To further clarify that the presentations made by Neoforma’s independent consultant do not relate to the proposed merger with GHX and did not reach any conclusions as to the consideration or the fairness of the consideration to be offered in the proposed merger with GHX, we have expanded the disclosure in the “Special Factors—Background of the Merger” section on page 19. Furthermore, the parties each retained their independent consultants in January 2005

Michael Pressman

Securities and Exchange Commission

January 4, 2006

and the independent consultants presented their findings in April 2005, in each case prior to GHX submitting their initial bid to acquire Neoforma in May 2005.

13. Expand your disclosure of the August 2, 4 and 5, 2005 meetings to discuss in greater detail the terms of the offer made by the second potential acquirer.

We have revised the disclosure on page 22 to provide additional detail regarding the bid received from the second potential acquiror.

Reasons for the Merger, page 24

14. Revise this section to disclose or otherwise clarify the positive and negative factors the special committee and Board considered in reaching their recommendation. We note that you provide a list of factors considered by the special committee and the board; however, you have not disclosed the basis for the special committee’s fairness determination. This comment also applies to the GHX fairness determination.

We have revised the section of the Proxy Statement entitled “Special Factors—Reasons for the Merger” on the bottom of page 25 to clarify that the factors listed that were considered by Neoforma’s board of directors and the special committee of Neoforma’s board of directors formed the basis for their fairness determination. We have also revised the section of the Proxy Statement entitled “Special Factors—Position of GHX as to Fairness” on page 41 to clarify the factors that GHX considered positive regarding the proposed merger.

15. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination. See Q&A 20 of Exchange Act Release No. 17719 (April 13, 1981). This comment also applies to the GHX fairness determination.

We have added disclosure to the sections of the Proxy Statement entitled “Special Factors—Reasons for the Merger” on page 32 and “Special Factors—Position of GHX on page 42 as to Fairness” to address the factors listed in Instruction 2 to Item 1014 of Regulation M-A. We supplementally note to the Staff that Neoforma had previously included discussion on page 26 of the Proxy Statement regarding the fact that the bid from GHX was materially higher than the one received from the other bidder, and consequently we did not address this factor in the new disclosure.

16. In your disclosure regarding fairness determinations made by filing persons, state whether each filing person has determined that the proposed transaction is procedurally

Michael Pressman

Securities and Exchange Commission

January 4, 2006

fair specifically addressing the safeguards identified in Items 1014(c)-(e) of Regulation M-A. This comment also applies to the GHX fairness determination.

We have added disclosure to the sections of the Proxy Statement entitled “Special Factors—Reasons for the Merger” on pages 30-31 and “Special Factors—Position of GHX as to Fairness” on page 42 to state the reasons why each Filing Person believes that the proposed transaction is procedurally fair, which disclosure specifically addresses the safeguards identified in Items 1014(c)-(e) of Regulation M-A.

17. We note that the special committee and board of directors, as well as each other filing person, have made determinations that the proposed transaction is fair to “Neoforma and its stockholders (other than VHA, UHC and their respective affiliates).” Item 1014(a) of Regulation M-A, however, requires each filing person to make a fairness determination with respect to unaffiliated shareholders, both procedurally and substantively. Please revise your disclosure to clarify that the fairness determinations you reference are directed to unaffiliated shareholders. In addition, identify the “respective affiliates” to which you refer.

We have revised the section of the Proxy Statement entitled “Special Factors—Reasons for the Merger” on pages 30, 31 and 33 to clarify that the fairness determination of Neoforma’s board of directors and the special committee of Neoforma’s board of directors is directed to Neoforma’s unaffiliated stockholders, specifically Neoforma’s stockholders other than its executive officers and directors and VHA, UHC and their affiliates.

Opinion of Our Financial Advisor, page 36

18. Please delete the statement that your “summary is qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely on your disclosure.

We have deleted the statement referenced by the Staff.

19. Disclose all of the forecasts that management provided to Merrill. In addition, disclose and quantify the material assumptions underlying the forecasts.

We have revised the disclosure on page 36 to discuss the material differences between the forecasts provided to Merrill and the forecasts summarized in the “Special Factors—Certain Projections” section.

Comparable Premiums Analysis, page 34

20. Clarify what “certain financial information” was considered by the advisor. Provide similar disclosure for each applicable analysis.

We have revised the disclosure on page 37 to clarify the financial information that Merrill analyzed.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

Comparable Companies Analysis, page 35

21. Expand your disclosure to explain why these companies were deemed comparable.

We have expanded the disclosure on page 39 to explain that the companies included in Merrill’s analysis were providers of healthcare information technology and services to hospitals and other healthcare entities.

22. Expand your disclosure in this section to clarify how the advisor determined the multiples used in evaluating this transaction. To the extent practicable, please use tabular disclosure.

We have provided tabular disclosure, as requested by the Staff, on page 39 to clarify how Merrill determined the multiples used in evaluating the merger.

Disclosure Cash Flow analysis, page 36

23. Expand the disclosure to discuss in greater detail how the fairness advisor determined the EBITDA multiples and discount rates.

We have expanded the disclosure on pages 39 and 40 to discuss in greater detail how Merrill determined the EBITDA multiples and discount rates.

Miscellaneous, page 36

24. With your amended document, please quantify the fee to be paid to the advisor. If that amount has not yet been determined, please expand your disclosure to clarify and explain how the fee will be determined and whether any portion of the fee is contingent upon the approval or consummation of the merger. In addition, describe any additional relationships between the parties during the preceding two years, including any additional compensation received by the advisor.

We have revised the disclosure on page 40 to (i) quantify the fee to be paid by Neoforma to Merrill and (ii) clarify that Neoforma and Merrill have not had any additional relationship during the preceding two years.

Position of VHA and UHC as to fairness, page 37

25. We note your statement that “neither VHA nor UHC undertook a formal evaluation of the fairness of the merger to our stockholders other than VHA and UHC and their affiliates.” Please delete this statement or explain to us why it is consistent with the

Michael Pressman

Securities and Exchange Commission

January 4, 2006

obligation of each filing person to provide a fairness determination pursuant to Item 1014 of Regulation M-A.

We have revised the referenced statement on page 40 as requested by the Staff.

26. We note your statement that the discussion in this section is “believed to include all the material factors considered by VHA and UHC.” Please revise your disclosure to confirm that this section addresses all the factors that VHA and UHC considered material in making their fairness determinations.

We have revised the referenced statement on page 41 as requested by the Staff.

Position of GHX as to Fairness, page 37

27. Delete the first and second sentences of this section. GHX has identified itself as a filing person on the cover page of the Schedule 13E-3, therefore GHX is a filing person.

We have deleted the first two sentences of this section.

28. We note your statement that “GHX did not undertake an evaluation of the fairness of the merger to our stockholders.” This statement appears inconsistent with GHX’s Item 1014 disclosure requirements and with the analysis which appears on page 38. Please revise.

We have deleted the statement referenced by the Staff.

Report of Financial Advisor to VHA and UHC, page 39

29. Delete the statement that the “following summary is included only for informational purposes.” Investors are entitled to rely on the disclosure.

We have deleted the statement referenced by the Staff.

Discounted Cash Flow Analyses of Neoforma, page 41

30. Disclose all of the financial projections that management provided to Lazard. In addition, disclose and quantify the material assumptions underlying the forecasts.

We have revised the language on page 45 to disclose that the projections provided by Neoforma’s management to Lazard were identical to the projections described as “Win” Benchmarking in “Special Factors—Opinion of Our Financial Advisor” (except that management only provided Lazard such projections for the years 2005 through 2008), with the exception of certain differences with respect to the assumptions made regarding equity instruments. We supplementally inform the Staff that the “certain differences with respect to the assumptions made regarding equity instruments” are as follows: (1) there were immaterial differences in the assumptions regarding the number of shares subject to options that would be exercised during such periods; (2) there were immaterial differences in the assumptions regarding the number of shares of restricted stock that would be granted during such periods and (3) there were differences in the assumed stock prices at the times of the restricted stock grants during such periods. We respectfully submit that these differences are not material to an investor in making an informed decision regarding the proposed merger and would only serve to detract from the material information included in such section; accordingly, we have not included such additional detail regarding the differences regarding the assumptions made regarding equity instruments.

31. Disclose how Lazard determined the revenue multiples and discount rates.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

We have added disclosure to the “Report of Financial Advisor to VHA and UHC” section on page 45 of the Proxy Statement regarding how Lazard determined the revenue multiples and discount rates.

Miscellaneous, page 41

32. Quantify the compensation received by Lazard for this transaction. In addition, describe any additional relationships between the parties during the preceding two years, including any additional compensation received by the advisor.

We have added disclosure to the “Report of Financial Advisor to VHA and UHC” section on page 45 of the Proxy Statement quantifying the compensation received by Lazard in connection with the merger, as well as clarifying that Lazard has not provided any other financial advisory services to any of VHA, UHC or Neoforma, or any of their affiliates, during the past two years.

Certain Effects of the Merger, page 45

33. Quantify the total dollar amount each affiliate will receive as a result of this transaction. In addition, disclose, if true, that UHC, VHA and GHX will benefit from the Company’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

We have added disclosure to the “Special Factors—Certain Effects of the Merger” section on page 50 quantifying the amount of cash to be received by each of VHA and UHC in the merger. GHX has informed us that it does not expect to benefit from Neoforma’s operating loss carryforwards from now through 2008 (the period for which Neoforma provided projections) because GHX currently has operating loss carryforwards from its own operations and from past acquisitions that are in excess of the amount that GHX believes that it will be able to use during such period.

34. Describe the effects of the transaction on each affiliate’s interest in the net book value and net earnings of in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

We have added disclosure on page 50 to clarify that GHX will have a 100% interest, and each of VHA and UHC will have an interest to the extent of their membership interests in GHX, in the net book value and net earnings of Neoforma following completion of the merger.

Certain Projections, page 55

Michael Pressman

Securities and Exchange Commission

January 4, 2006

35. You indicate that numerous assumptions and estimates as to future events were made. Please clarify that the disclosure addresses all the assumptions and estimates made.

We have added language to this section on pages 62 and 63 regarding material assumptions made by Neoforma in connection with the projections it provided to GHX, and have clarified on page 61 that the disclosure now addresses all of the material assumptions and estimates made by Neoforma.

36. We note your statement on page 57 that the disclosure “should not be regarded as an indication that the projections will be predictive” and “should not be relied upon.” While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon. Please revise as appropriate.

We have deleted the sentence “The inclusion of this information should not be regarded as an indication that the projections will be predictive of actual future results.” In addition, as suggested by the Staff, we have revised the sentence cautioning investors to not rely upon the projections to instead caution investors not to place undue reliance on such projections.

37. We note your statement that you have “summarized key elements of the projections below.” Please expand to disclose the full projections management provided to GHX.

We have provided additional disclosure on page 63 regarding the projections Neoforma provided to GHX and believe that this represents all material elements of such projections. We respectfully submit that inclusion of additional, non-material portions of these projections, such as depreciation and amortization information, would not provide investors with additional meaningful information upon which to base their investment decision, but would only serve to distract from the other, material information on which we believe investors should focus their review.

Material United States Federal Income Tax Consequences of the Merger, page 59

38. Please delete the statement that this discussion is for “general information only.” Investors are entitled to rely on the disclosure.

We have deleted the statement referenced by the Staff.

39. Please revise your disclosure to separately address the tax consequences of this transaction to each filing person. Please refer to Item 1013(d) of Regulation M-A.

We have added disclosure on page 66 to separately address the tax consequences of the merger to VHA, UHC and GHX.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

Solicitation of Proxies, page 65

40. We note that proxies may be solicited by telephone, facsimile or by “other means of communication.” Please disclose the other means by which you may solicit proxies and confirm, if true, that proxies will not be solicited via the Internet. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

We have revised this disclosure on page 71 to add that Neoforma and its agents may solicit proxies by mail, electronic mail or by posting information on the Internet. We have left the general category “other means of communication” since it is possible that Neoforma or Innisfree might solicit proxies by a method not currently contemplated. We supplementally inform the Staff that although it is possible that Neoforma or Innisfree will use the Internet to post information regarding the merger as part of the solicitation of proxies, Neoforma stockholders will not be able to vote on the transaction via the Internet. In addition, we supplementally advise the Staff that Neoforma will comply with all applicable securities laws in the event that it does use the Internet to solicit proxies.

Representations and Warranties, page 68

41. We note your statement that the representations and warranties were made solely for the benefit of the parties to the agreement. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

We have revised the disclosure on page 74 to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

42. We note your disclosure representations and warranties may have changed since the date of the merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

The Staff’s comment is noted.

Incorporation by Reference, page 110

43. Explain what authority you are relying upon to incorporate documents filed after the date of this proxy statement.

Michael Pressman

Securities and Exchange Commission

January 4, 2006

We have revised the disclosure in the “Incorporation by Reference” section on page 116 to delete the statement that subsequently filed Exchange Act documents will be incorporated by reference into the Proxy Statement.

Other

44. In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We have included as correspondence with this filing a statement from each Filing Person as to the matters specified above.

*    *    *

Please contact me at (415) 875-2455 should you have any questions or comments.

Sincerely,

/s/ David K. Michaels

David K. Michaels

cc:	Robert J. Zollars (Neoforma, Inc.)

Mike Mahoney (Global Healthcare Exchange, LLC)

Stuart B. Baker, M.D. (VHA Inc.)

Robert Baker (University HealthSystem Consortium)